U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

#1205 Tower B, Haidian Cultural and Arts Building

Jia 28 Zhongguancun St. Haidian District, Beijing 100086

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2015 annual shareholder meeting.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Proxy Statement for 2015 Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRI-TECH HOLDING INC.

Dated: December 1, 2015	By:	/s/ Warren Zhao
	Name: Its:	Warren Zhao Chief Executive Officer